Exhibit 99.2

Material U.S. Income Tax Considerations for U.S. Holders

The following discussion amends and supersedes the discussion in Item 10.E under the caption “Material U.S. Federal Income Tax Considerations for U.S. Holders” included in our Annual Report on Form 20-F for the year ended December 31, 2020, as filed with the SEC on March 11, 2021. Please also see the section below titled “Supplemental Risk Factors” for a discussion of related risk factors.

The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of acquiring, owning and disposing of our shares or ADSs representing our shares. It is not a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire securities. This discussion applies only to U.S. Holders that are initial purchasers of our ADSs representing our shares and that will hold such ADSs as a capital asset for tax purposes (generally, property held for investment). In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including state and local tax consequences, estate tax consequences, alternative minimum tax consequences, the potential application of the Medicare contribution tax, and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	banks, insurance companies, and certain other financial institutions;

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•	persons holding our shares or ADSs representing our shares as part of a hedging transaction, “straddle,” wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to our shares or ADSs representing our shares;

•	persons whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar;

•	brokers, dealers or traders in securities, commodities or currencies;

•	tax-exempt entities or government organizations;

•	S corporations, partnerships, or other entities or arrangements classified as partnerships for U.S. federal income tax purposes;

•	regulated investment companies or real estate investment trusts;

•	persons who acquired our shares or ADSs representing our shares pursuant to the exercise of any employee stock option or otherwise as compensation;

•	persons required under Section 451(b) of the Code to conform to the timing of income accruals with respect to our ADSs representing our shares or the shares represented by such ADSs;

•	persons that own or are deemed to own (including by attribution) ten percent or more of our shares by voting power or value; and

•	persons holding our shares or ADSs representing our shares in connection with a trade or business, permanent establishment, or fixed base outside the United States.

Holders of our shares or ADSs representing our shares who fall within one of the categories above are advised to consult their tax advisor regarding the specific tax consequences which may apply to their particular situation.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds our shares or ADSs representing our shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our shares or ADSs representing our shares and partners in such partnerships are encouraged to consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of such shares or ADSs representing our shares.

The discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury Regulations, and the Convention between the United States of America and the Swiss Confederation for the Avoidance of Double Taxation with Respect to Taxes on Income, signed on October 2, 1996, as amended and currently in force, or the U.S.-Swiss Tax Treaty, in each case, as in effect and available on the date hereof. All of the foregoing are subject to change, which change could apply retroactively, and to differing interpretations, all of which could affect the tax considerations described below. There can be no assurances that the U.S. Internal Revenue Service, or the IRS, will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our shares or ADSs representing our shares or that such a position would not be sustained by a court. We have not obtained, nor do we intend to obtain, a ruling with respect to the U.S. federal income tax considerations in the purchase, ownership or disposition of our shares or ADSs representing our shares. Accordingly, holders should consult their own tax advisors concerning the U.S. federal, state, local and non-U.S. tax consequences of acquiring, owning and disposing of our shares or ADSs representing our shares in their particular circumstances.

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of our shares or ADSs representing our shares who is eligible for the benefits of the U.S.-Swiss Tax Treaty and is:

i.	a citizen or individual resident of the United States;

ii.	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;

iii.	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

iv.	a trust if (1) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) the trust has a valid election to be treated as a U.S. person under applicable U.S. Treasury Regulations.

U.S. Holders are encouraged to consult their tax advisers concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of our shares or ADSs representing our shares in their particular circumstances.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. Generally, a holder of an ADS should be treated for U.S. federal income tax purposes as holding the shares represented by the ADS. Accordingly, no gain or loss will be recognized upon an exchange of ADSs representing our shares for shares. The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying security. Accordingly the creditability of foreign taxes, if any, as described below, could be affected by actions taken by intermediaries in the chain of ownership between the holders of ADSs representing our shares and our company if, as a result of such actions, the holders of ADSs representing our shares are not properly treated as beneficial owners of the underlying shares.

Passive Foreign Investment Company Rules

Based on our analysis of our income, assets, activities and market capitalization for our taxable year ended December 31, 2020, and certain assumptions with respect to the characterization of our income and assets as active or passive, we do not believe that we were classified as a PFIC for our taxable year ended December 31, 2020. Based on the expected nature and composition of our income, assets and activities for our taxable year ending December 31, 2021, and certain assumptions with respect to the characterization of our income and assets as active or passive, we do not expect that we will be classified as a PFIC for our taxable year ending December 31, 2021. However, because our PFIC status is subject to a number of uncertainties and the applicable law is subject to varying interpretations, neither we nor our tax advisors can provide any assurances with respect to our PFIC status for any prior, current, or any future taxable year. If we are classified as a PFIC in any taxable year, a U.S. Holder will be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

A non-U.S. corporation will be classified as a PFIC for any taxable year in which, after applying certain look-through rules with respect to the income and assets of its subsidiaries, either:

•	at least 75% of its gross income is “passive income”; or

•	at least 50% of its gross assets (determined on the basis of a quarterly weighted average) is attributable to assets that produce “passive income” or are held for the production of “passive income.”

For this purpose, cash generally is treated as a passive asset and passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation, the equity of which we own, directly or indirectly, 25% or more (by value).

The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. If we are a PFIC for any taxable year during which a U.S. Holder holds our shares or ADSs representing our shares, such U.S. Holder will be subject to special tax rules discussed below and could suffer adverse tax consequences.

A separate determination must be made after the close of each taxable year as to whether we are a PFIC for that year. As a result, our PFIC status may change from year to year. The total value of our assets for purposes of the asset test generally will be calculated using the market price of our shares or ADSs representing our shares, which may fluctuate considerably. Fluctuations in the market price of the shares or ADSs representing our shares may result in our being a PFIC for any taxable year. Because of the uncertainties involved in establishing our PFIC status, our United States tax counsel expresses no opinion regarding our PFIC status for our taxable year ended December 31, 2020, and the current or any future taxable year.

If we are classified as a PFIC in any year with respect to which a U.S. Holder owns our shares or ADSs representing our shares, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns the shares or ADSs representing our shares, regardless of whether we continue to meet the tests described above unless (i) we cease to be a PFIC and the U.S. Holder has made a “deemed sale” election under the PFIC rules, or (ii) the U.S. Holder makes a “QEF Election” (defined below) or is eligible to make and makes a mark-to-market election (as described below), with respect to all taxable years during such U.S. Holder’s holding period in which we are a PFIC. If the “deemed sale” election is made, a U.S. Holder will be deemed to have sold the shares or ADSs representing our shares the U.S. Holder holds at their fair market value as of the date of such deemed sale and any gain from such deemed sale would be subject to the rules described below. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the U.S. Holder’s shares or ADSs representing our shares with respect to which such election was made will not be treated as shares in a PFIC and the U.S. Holder will not be subject to the rules described below with respect to any “excess distribution” the U.S. Holder receives from us or any gain from an actual sale or other disposition of the shares or ADSs representing our shares. U.S. Holders should consult their tax advisors as to the possibility and consequences of making a deemed sale election if such election becomes available.

For each taxable year we are treated as a PFIC with respect to U.S. Holders, U.S. Holders will be subject to special tax rules with respect to any “excess distribution” such U.S. Holder receives and any gain such U.S. Holder recognizes from a sale or other disposition (including a pledge) of our shares or ADSs representing our shares, unless (i) such U.S. Holder makes a QEF Election or (ii) our shares or ADSs representing our shares constitute “marketable” securities, and such U.S. Holder makes a mark-to-market election as discussed below. Distributions a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions a U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the shares or ADSs representing our shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over a U.S. Holder’s holding period for the shares or ADSs representing our shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and

•	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the shares or ADSs representing our shares cannot be treated as capital gains, even if a U.S. Holder holds the shares or ADSs representing our shares as capital assets. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to qualified dividends discussed below under “Taxation of Distributions.”

If we are a PFIC, a U.S. Holder will generally be subject to similar rules with respect to distributions we receive from, and our dispositions of the stock of, any of our direct or indirect subsidiaries that also are PFICs, as if such distributions were indirectly received by, and / or dispositions were indirectly carried out by, such U.S. Holder. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to our subsidiaries.

U.S. Holders can avoid the interest charge on excess distributions or gain relating to our shares or ADSs representing our shares by making a mark-to-market election with respect to the shares or ADSs representing our shares, provided that the shares or ADSs representing our shares are “marketable.” Shares or ADSs representing our shares will be marketable if they are “regularly traded” on certain U.S. stock exchanges or on a foreign stock exchange that meets certain conditions. For these purposes, the shares or ADSs representing our shares will be considered regularly traded during any calendar year during which they are traded on, other than in de minimis quantities, at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. Our ADSs representing our shares are listed on Nasdaq, which is a qualified exchange for these purposes. Consequently, if our ADSs representing our shares remain listed on Nasdaq and are regularly traded, and you are a U.S. Holder of ADSs representing our shares, we expect the mark-to-market election would be available to you if we are a PFIC. Each U.S. Holder should consult its tax advisor as to the whether a mark-to-market election is available or advisable with respect to the shares or ADSs representing our shares. It should be noted that only our ADSs representing our shares and not our shares are listed on Nasdaq. Consequently, our shares may not be marketable if SIX Swiss Exchange (where our shares are listed) does not meet the applicable requirements. U.S. Holders should consult their tax advisors regarding the availability of the mark-to-market election for shares that are not represented by ADSs.

A U.S. Holder that makes a mark-to-market election must include in ordinary income for each year an amount equal to the excess, if any, of the fair market value of our shares or ADSs representing our shares at the close of the taxable year over the U.S. Holder’s adjusted tax basis in the shares or ADSs representing our shares. An electing holder may also claim an ordinary loss deduction for the excess, if any, of the U.S. Holder’s adjusted basis in the shares or ADSs representing our shares over the fair market value of the shares or ADSs representing our shares at the close of the taxable year, but this deduction is allowable only to the extent of any net mark-to-market gains for prior years. Gains from an actual sale or other disposition of the shares or ADSs representing our shares will be treated as ordinary income, and any losses incurred on a sale or other disposition of the shares will be treated as an ordinary loss to the extent of any net mark-to-market gains for prior years. Once made, the election cannot be revoked without the consent of the IRS unless the shares or ADSs representing our shares cease to be marketable.

However, a mark-to-market election generally cannot be made for equity interests in any lower-tier PFICs that we own, unless shares of such lower-tier PFIC are themselves “marketable.” As a result, even if a U.S. Holder validly makes a mark-to-market election with respect to our shares or ADSs representing our shares, the U.S. Holder may continue to be subject to the PFIC rules (described above) with respect to its indirect interest in any of our investments that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. U.S. Holders should consult their tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

Alternatively, a U.S. Holder can make an election, if we provide the necessary information, to treat us and each lower-tier PFIC as a qualified electing fund, or a QEF Election, in the first taxable year we (and our relevant subsidiaries) are treated as a PFIC with respect to the U.S. Holder. If such election remains in place while we and any lower-tier PFIC subsidiaries are PFICs, we and our subsidiaries will not be treated as PFICs with respect to such U.S. Holder. A U.S. Holder must make the QEF Election for us and for each of our subsidiaries that is a PFIC by attaching a separate properly completed IRS Form 8621 for each such PFIC to the U.S. Holder’s timely filed U.S. federal income tax return. If we are a PFIC for our taxable year ending December 31, 2021, or any subsequent taxable year, we expect to provide U.S. Holders, upon request, a “PFIC Annual Information Statement”, with the information required to allow U.S. Holders to make a QEF Election for United States federal income tax purposes.

If a U.S. Holder makes a QEF Election with respect to a PFIC, then in lieu of the tax consequences described above, the U.S. Holder will be currently taxable on its pro rata share of the PFIC’s ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year that the entity is classified as a PFIC. If a U.S. Holder makes a QEF Election with respect to us, any distributions paid by us out of our earnings and profits that were previously included in the U.S. Holder’s income under the QEF Election would not be taxable to the holder. A U.S. Holder will increase its tax basis in its shares or ADSs representing our shares by an amount equal to any income included under the QEF Election and will decrease its tax basis by any amount distributed on the shares or ADSs representing our shares that is not included in the holder’s income. In addition, a U.S. Holder will recognize capital gain or loss on the disposition of shares or ADSs representing our shares in an amount equal to the difference between the amount realized and the holder’s adjusted tax basis in the shares or ADSs representing our shares. U.S. Holders should note that if they make QEF Elections with respect to us and lower-tier PFICs, they may be required to pay U.S. federal income tax with respect to their shares or ADSs representing our shares for any taxable year significantly in excess of any cash distributions (which may be zero) received on the shares or ADSs representing our shares for such taxable year. U.S. Holders should consult their tax advisors regarding making QEF Elections in their particular circumstances. If a U.S. Holder does not make and maintain a QEF election for the U.S. Holder’s entire holding period for the shares or ADSs representing our shares by making the election for the first year in which the U.S. Holder owns the shares or ADSs representing our shares, the U.S. Holder will be subject to the adverse PFIC rules discussed above unless the U.S. Holder can properly make a ‘purging election’ with respect to the shares or ADS representing our shares in connection with the U.S. Holder’s QEF Election. A purging election may require the U.S. Holder to recognize taxable gain on the U.S. Holder’s shares or ADSs representing our shares. No purging election is necessary for a U.S. Holder that timely makes a QEF election for the first year in which the U.S. Holder acquired our shares or ADSs representing our shares.

The U.S. federal income tax rules relating to PFICs are complex. Prospective U.S. investors are urged to consult their own tax advisors with respect to the acquisition, ownership and disposition of our shares or ADSs representing our shares, the consequences to them of an investment in a PFIC, any elections available with respect to our shares or ADSs representing our shares and the IRS information reporting obligations with respect to the acquisition, ownership and disposition of our shares or ADSs representing our shares.

Taxation of Distributions

Subject to the discussion above under “Passive Foreign Investment Company Rules,” distributions paid on our shares or ADSs representing our shares will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we may not calculate our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be taxable at preferential rates applicable to “qualified dividend income” if we are a “qualified foreign corporation” and certain other requirements (discussed below) are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on ADSs representing our shares which are readily tradable on an established securities market in the United States. ADSs representing our shares are listed on Nasdaq, which is an established securities market in the United States, and we expect the ADSs representing our shares to be readily tradable on Nasdaq. There can be no assurance that the ADSs representing our shares will be considered readily tradable on an established securities market in the United States in later years. The Company, which is incorporated under the laws of Switzerland, believes that it qualifies as a resident of Switzerland for purposes of, and is eligible for the benefits of, the U.S.-Swiss Tax Treaty, although there can be no assurance in this regard. Further, the IRS has determined that the U.S.-Swiss Tax Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange-of-information program. Therefore, subject to the discussion under “Passive Foreign Investment Company Rules,” above, such dividends will generally be “qualified dividend income” in the hands of individual U.S. Holders, provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are met. The dividends will not be eligible for the dividends-received deduction generally allowed to corporate U.S. holders.

However, the qualified dividend income treatment will not apply if we are treated as a PFIC. In addition, the amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will generally be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. Such gain or loss would generally be treated as U.S.-source ordinary income or loss. The amount of any distribution of property other than cash generally will be the fair market value of such property on the date of distribution.

A U.S. Holder generally may claim the amount of any Swiss withholding tax as either a deduction from gross income or a credit against its U.S. federal income tax liability. The foreign tax credit is subject to numerous complex limitations that must be determined and applied on an individual basis. Generally, the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, the creditability of foreign taxes could be affected by actions taken by intermediaries in the chain of ownership between the holders of our shares or ADSs representing our shares and our company if, as a result of such actions, the holders of our shares or ADSs representing our shares are not properly treated as beneficial owners of the underlying shares. Each U.S. Holder should consult its own tax advisors regarding the foreign tax credit rules.

Sale or Other Taxable Disposition of Shares and ADSs Representing Our Shares

Subject to the discussion above under “Passive Foreign Investment Company Rules,” gain or loss realized on the sale or other taxable disposition of our shares or ADSs representing our shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the shares or ADSs representing our shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s adjusted tax basis in the shares or ADSs representing our shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. The adjusted tax basis in our shares or ADSs representing our shares generally will be equal to the cost of such shares or ADSs. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

If the consideration received by a U.S. Holder is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of the payment received determined by reference to the spot rate of exchange on the date of the sale or other disposition. However, if the shares or ADSs representing our shares are treated as traded on an “established securities market” and you are either a cash basis taxpayer or an accrual basis taxpayer that has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), you will determine the U.S. dollar value of the amount realized in a non-U.S. dollar currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. If you are an accrual basis taxpayer that is not eligible to or does not elect to determine the amount realized using the spot rate on the settlement date, you will recognize foreign currency gain or loss to the extent of any difference between the U.S. dollar amount realized on the date of sale or disposition and the U.S. dollar value of the currency received at the spot rate on the settlement date.

Information Reporting and Backup Withholding

U.S. Holders generally will be subject to information reporting requirements with respect to dividends on our shares or ADSs representing our shares and on the proceeds from the sale, exchange or disposition of our shares or ADSs representing our shares that are paid within the United States or through certain U.S.-related financial intermediaries, unless the U.S. Holder is an “exempt recipient.” In addition, U.S. Holders may be subject to backup withholding on such payments, unless the U.S. Holder provides a correct taxpayer identification number and a duly executed IRS Form W-9 or otherwise establishes an exemption. Backup withholding is not an additional tax, and the amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Certain Reporting Requirements

U.S. Holders paying more than $100,000 for our shares or ADSs representing our shares generally may be required to file IRS Form 926 reporting the payment of the offer price for our shares or ADSs representing our shares to us. Substantial penalties may be imposed upon a U.S. Holder that fails to comply. Each U.S. Holder should consult its own tax advisor as to the possible obligation to file IRS Form 926.

Information with Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals (and, under regulations, certain entities) may be required to report information relating to our shares or ADSs representing our shares, subject to certain exceptions (including an exception for shares or ADSs representing our shares held in accounts maintained by certain U.S. financial institutions). Such U.S. Holders who fail to timely furnish the required information may be subject to a penalty. Additionally, if a U.S. Holder does not file the required information, the statute of limitations with respect to tax returns of the U.S. Holder to which the information relates may not close until three years after such information is filed. U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to their ownership and disposition of our shares or ADSs representing our shares.

SUPPLEMENTAL Risk factors

The following risk factors amend and supplement the risk factors pertaining to investments in ADSs representing our shares included under the caption “Item 3. Key Information. D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2020, as filed with the SEC on March 11, 2021. Investing in our securities involves a high degree of risk. Before deciding whether to invest, you should carefully consider the risks and uncertainties described herein and therein. If any of these risks actually occur, our business, financial condition, cash flows and results of operations could be negatively impacted. In that case, the trading price of our ADSs would likely decline and you might lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.

If we are a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes, the consequences to U.S. holders of our shares or ADSs representing our shares may be adverse.

Based on our analysis of our income, assets, activities and market capitalization for our taxable year ended December 31, 2020, and certain assumptions with respect to the characterization of our income and assets as active or passive, we do not believe that we were classified as a PFIC for our taxable year ended December 31, 2020. Based on the expected nature and composition of our income, assets and activities for our taxable year ending December 31, 2021, and certain assumptions with respect to the characterization of our income and assets as active or passive, we do not expect that we will be classified as a PFIC for our taxable year ending December 31, 2021. However, because our PFIC status is subject to a number of uncertainties and the applicable law is subject to varying interpretations, neither we nor our tax advisors can provide any assurances with respect to our PFIC status for any prior, current, or any future taxable year. Moreover, because the calculation of the value of our assets may be based in part on the value of our shares or ADSs, the value of which may fluctuate considerably, our PFIC status may change from year to year and is difficult to predict. A separate determination must be made after the close of each taxable year as to whether we are a PFIC for that year. As a result, our PFIC status may change from year to year and we have not yet made a final determination as to our expected PFIC status for the current year. In addition, our U.S. counsel expresses no opinion with respect to our PFIC status for our taxable year ended December 31, 2020, and the current or any future taxable year. If we determine that we are a PFIC for any subsequent taxable years, we intend to annually provide U.S. Holders, upon request, a “PFIC Annual Information Statement”, with the information required to allow U.S. Holders to make a “qualified electing fund” election, or “QEF Election” for United States federal income tax purposes.

Under the Code, a non-U.S. company will be considered a PFIC for any taxable year in which (1) 75% or more of its gross income consists of passive income or (2) 50% or more of the quarterly weighted average value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of these tests, passive income includes dividends, interest, gains from the sale or exchange of investment property and certain rents and royalties. In addition, for purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets and received directly its proportionate share of the income of such other corporation. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in the section above titled “Material U.S. Federal Income Tax Considerations for U.S. Holders”) holds our shares or ADSs representing our shares, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns the shares or ADSs representing our shares, regardless of whether we continue to meet the PFIC test described above, unless the U.S. Holder makes a specified election once we cease to be a PFIC. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our shares or ADSs representing our shares, the U.S. Holder may be subject to adverse tax consequences regardless of whether we continue to qualify as a PFIC, including ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements. For further discussion of the PFIC rules and the adverse U.S. federal income tax consequences in the event we are classified as a PFIC, see the section above titled “Material U.S. Federal Income Tax Considerations for U.S. Holders.” Prospective U.S. holders are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of our shares or ADSs, the consequences to them of an investment in a PFIC, any elections available with respect to our shares or ADSs and the IRS information reporting obligations with respect to the purchase, ownership and disposition of shares or ADSs of a PFIC.

If a United States person is treated as owning at least 10% of our shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. Holder is treated as owning, directly, indirectly or constructively, at least 10% of the value or voting power of our shares (directly or in the form of ADSs representing our shares), such U.S. Holder may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our corporate group, if any. A controlled foreign corporation is any foreign corporation in which more than 50% of the total combined voting power of classes of voting stock or the total value of the corporation is owned (or treated as owned) by United States shareholders. If such group includes one or more U.S. subsidiaries, our non-U.S. subsidiaries will be treated as controlled foreign corporations, regardless of whether we are treated as a controlled foreign corporation. A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist our investors in determining whether any of our non-U.S. subsidiaries are treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any of such controlled foreign corporations. Further, we cannot provide any assurances that we will furnish to any United States shareholder information that may be necessary to comply with the reporting and tax paying obligations described in this risk factor. U.S. Holders should consult their tax advisors regarding the potential application of these rules to their investment in our shares or ADSs representing our shares.

Tax authorities may disagree with our positions and conclusions regarding certain tax positions, resulting in unanticipated costs, taxes or non-realization of expected benefits.

A tax authority may disagree with tax positions that we have taken, which could result in increased tax liabilities. A tax authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection, often referred to as a “permanent establishment” under international tax treaties, and such an assertion, if successful, could increase our expected tax liability in one or more jurisdictions. A tax authority may take the position that material income tax liabilities, interest and penalties are payable by us, in which case, we expect that we might contest such assessment. Contesting such an assessment may be lengthy and costly and if we were unsuccessful in disputing the assessment, the result could increase our anticipated effective tax rate.